FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1	Communication dated August 20, 2007, regarding the expansion of Gafisa’s national footprint.

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-Held Company
CVM No. 01610-1

Gafisa Continues to Expand National Footprint
Company adds three new partnerships in the Northeastern region of Brazil

São Paulo, August 20th, 2007 - Gafisa S.A. (BOVESPA: GFSA3 - NYSE: GFA) one of Brazil’s leading diversified national homebuilders, has formed three new joint ventures, providing the Company with access to new markets and further diversifying its business portfolio.

Gafisa has partnered with well-established local developers, Franere in the state of Maranhão, Planc in the states of Paraíba and Rio Grande do Norte, and Bricks in the states of Ceará and Pernambuco.

Gafisa’s New Business Director, Antônio Ferreira, said, “We are pleased to add Franere, Planc and Bricks to our national roster of high-quality, established local partners. These new partnerships reinforce Gafisa’s position as a leading national homebuilder, and further consolidate our strategy of regional diversification, which has proven an effective competitive advantage for Gafisa.”

Each of these three new partners has more than twenty years of local experience and offer access to high-quality land banks that are available for development in the short term. In general, these new markets have not yet been explored by the national players and already demonstrate impressive demand for products ranging from the high to the affordable income segments.

The table below shows GDP and population figures for these states:

State	GDP (R$ million)[1]	% of Brazil's GDP	Population[2]	% of Brazil's Population
Maranhão	16,547	0.9%	6,021,504	3.5%
Paraíba	14,863	0.8%	3,568,350	2.1%
Rio Grande do Norte	15,906	0.8%	2,962,107	1.7%
Ceará	33,260	1.7%	7,976,563	4.7%
Pernambuco	47,697	2.5%	8,323,911	4.9%
Total	128,273	6.6%	28,852,435	17.0%
Source: IBGE

The growth potential of the five states mentioned above is greatly linked to the tourism industry, which has been booming in the northeastern region of Brazil.

With these new partnerships, Gafisa3 is now present in 39 cities and 17 states.

1 2004 figures
2 2000 figures
3Including AlphaVille

About Gafisa
Gafisa is one of Brazil’s leading homebuilding companies, focusing on residential markets. Over the last 50 years, we have completed and sold more than 900 developments and constructed nearly 37 million square meters, believed to be more than any other residential development company in Brazil. Gafisa is one of the best known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

For additional information:

Investor Relations
Carlos Gros
Phone:  +55 11 3025-9305
Fax:  +55 11 3025-9217
E-mail: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Eileen Boyce
Reputation Partners
Phone: +1 312 222 9126
Fax: +1 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Máquina da Notícia
Phone:  +55 11 3147-7900
Fax:  +55 11 3147-7900
E-mail: Joana.santos@maquina.inf.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date: August 20, 2007	By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari
Title: Chief Financial Officer